TSMC Reports Third Quarter EPS of NT$10.83

HSINCHU, Taiwan, R.O.C., Oct. 13, 2022 -- TSMC (TWSE: 2330, NYSE: TSM) today announced consolidated revenue of NT$613.14 billion, net income of NT$280.87 billion, and diluted earnings per share of NT$10.83 (US$1.79 per ADR unit) for the third quarter ended September 30, 2022.

Year-over-year, third quarter revenue increased 47.9% while net income increased 79.7% and diluted EPS increased 79.8%. Compared to second quarter 2022, third quarter results represented a 14.8% increase in revenue and a 18.5% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, third quarter revenue was $20.23 billion, which increased 35.9% year-over-year and increased 11.4% from the previous quarter.

Gross margin for the quarter was 60.4%, operating margin was 50.6%, and net profit margin was 45.8%.

In the third quarter, shipments of 5-nanometer accounted for 28% of total wafer revenue; 7-nanometer accounted for 26%. Advanced technologies, defined as 7-nanometer and more advanced technologies, accounted for 54% of total wafer revenue.

“Our third quarter business was supported by strong demand for our industry-leading 5nm technologies,” said Wendell Huang, VP and Chief Financial Officer of TSMC. “Moving into fourth quarter 2022, we expect our business to be flattish, as the end market demand weakens, and customers’ ongoing inventory adjustment is balanced by continued ramp-up for our industry-leading 5nm technologies.”

Based on the Company’s current business outlook, management expects the overall performance for fourth quarter 2022 to be as follows:

-Revenue is expected to be between US$19.9 billion and US$20.7 billion;

And, based on the exchange rate assumption of 1 US dollar to 31.5 NT dollars,

-Gross profit margin is expected to be between 59.5% and 61.5%;

-Operating profit margin is expected to be between 49% and 51%.

TSMC’s 2022 third quarter consolidated results:

(Unit: NT$ million, except for EPS)
	3Q22	3Q21	YoY	2Q22	QoQ
	Amount[a]	Amount	Inc. (Dec.) %	Amount	Inc. (Dec.) %
Net sales	613,142	414,671	47.9	534,141	14.8
Gross profit	370,499	212,746	74.2	315,468	17.4
Income from operations	310,324	171,004	81.5	262,124	18.4
Income before tax	316,691	173,852	82.2	265,998	19.1
Net income	280,866	156,259	79.7	237,027	18.5
EPS (NT$)	10.83[b]	6.03[c]	79.8	9.14[b]	18.5
a: 3Q2022 figures have not been approved by Board of Directors
b: Based on 25,929 million weighted average outstanding shares
c: Based on 25,930 million weighted average outstanding shares

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 291 distinct process technologies, and manufactured 12,302 products for 535 customers in 2021 by providing broadest range of advanced, specialty and advanced packaging technology services. TSMC is the first foundry to provide 5-nanometer production capabilities, the most advanced semiconductor process technology available in the world. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson:	Media Contacts:

Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com